UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Savings and Ownership Plan

(Full Title of Plan)

Honeywell International Inc.

115 Tabor Road

Morris Plains, NJ 07950

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

Honeywell Savings and Ownership Plan

Index

Page(s)

Reports of Independent Registered Public Accounting Firms	2-3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5

Notes to Financial Statements	6-14

Supplemental Schedule: *

Schedule H, Line 4(i) - Schedule of Assets (held at end of year) December 31, 2015	15

Signatures	16

Exhibits:

Exhibit I – Consent of Independent Registered Public Accounting Firm	17

Exhibit II – Consent of Independent Registered Public Accounting Firm	18

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of Honeywell Savings and Ownership Plan

Morris Plains, New Jersey

We have audited the accompanying statement of net assets available for benefits of the Honeywell Savings and Ownership Plan as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Honeywell Savings and Ownership Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York, New York

July 5, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of

Honeywell Savings and Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the financial position of Honeywell Savings and Ownership Plan (the “Plan”) at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 24, 2015

Honeywell Savings and Ownership Plan

Statements of Net Assets Available for Benefits

at December 31, 2015 and 2014

	2015	2014
	(dollars in millions)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$12,813	$12,881

Notes receivable from participants	19	30

Net assets available for benefits	$12,832	$12,911

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2015

2015
(dollars in millions)
Additions to net assets attributable to:
Interest income from notes receivable from participants	$1
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	198
Contributions:
Participating employees	381
The Company, net of forfeitures	175
Roll-over contributions	31
Total contributions	587

Total additions	786

Deductions from net assets attributable to:
Benefits paid to participants	(1,084)
Plan expenses	(13)
Total deductions	(1,097)

Net decrease in net assets before transfers	(311)
Plan transfers to Honeywell Savings and Ownership Plan	232
Total decrease in net assets after Plan transfers	(79)

Net assets available for benefits:
Beginning of year	12,911
End of year	$12,832

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Savings and Ownership Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”) and the Internal Revenue Code (“Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President of Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate administration of the Plan. The Savings Plan Investment Committee has the power and authority to enter into agreements with the trustee to provide for the investment of Plan assets and to appoint investment managers to direct such trustee, as appropriate. The day to day administration of the Plan is handled by Voya Financial. Since June 1, 2015, the trustee and custodian of the Plan is The Northern Trust Company (the “Trustee”). Previously, State Street Bank and Trust Company was the Trustee.

Contributions and Vesting

Participants are permitted to contribute from 1 percent to 30 percent of their “base pay” as defined in the Plan during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan. Participants may elect to make contributions to the Plan in any combination of before-tax, after-tax and Roth 401(k) contributions and may direct those contributions into any investment option available within the Plan. The combined before-tax and Roth 401(k) contributions may not exceed $18,000 annually. In addition to regular before-tax, after-tax or Roth 401(k) contributions, eligible participants may also contribute up to $6,000 annually in catch-up contributions if they are or will attain age 50 by December 31st and are contributing at least 8 percent in before-tax contributions and/or Roth contributions to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Generally, the Company matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Company. The Company matching contributions are made to the eligible participants’ accounts each pay period that employee contributions are made to the Plan. Depending on the rate designated for the participant’s Participating Unit, as defined below, the Company makes contributions with respect to a participant’s contributions up to a maximum of 8 percent of a participant’s base pay. The Company does not match catch-up contributions. All of the Company’s matching contributions are initially invested in the Honeywell Common Stock Fund. Subsequently, vested participants may direct such matching contributions into any investment option available within the Plan.

A Participating Unit is a group of employees which has been designated as participating in the Plan. The Company may contribute on behalf of each participant between 0 percent and 75 percent of such participant’s contribution to the Plan, depending upon the rate designated for the participant’s Participating Unit.

There are two forms of Company matching contributions as follows: (i) variable Company matching contributions and (ii) non-variable Company matching contributions. Participating Units whose employees are covered by collective bargaining agreements or government contracts, the terms of which may change the Company match from time to time, receive the variable Company matching

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Honeywell Savings and Ownership Plan

Notes to Financial Statements

contributions, unless the collective bargaining agreement or government contract provides that the employees are eligible for the non-variable Company matching contributions. Participating Units whose employees are not covered by collective bargaining agreements or government contracts (unless the collective bargaining agreement or government contract provides otherwise) are generally eligible for the non-variable Company matching contributions.

Participating Units covered by a non-variable match receive basic matching contributions whereby the Company matches 37.5 percent of the first 8 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions). Once the participant participates in the Plan for 60 months after completing one year of vesting service, the Company makes matching contributions in the amount of 75 percent of the first 8 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions).

Effective January 1, 2014, certain individuals who became Honeywell employees via acquisitions prior to January 1, 2013, will receive basic Company matching contributions whereby the Company matches 75 percent of the first 8 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions) once the participant has completed one year of vesting service.

Effective January 1, 2013, eligible employees who are employed by a Participating Unit covered by a non-variable match and who are hired on or after January 1, 2013, will receive basic matching contributions whereby the Company matches 75 percent of the first 8 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions) once the participant has completed one year of vesting service.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Company contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Company or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Company or an affiliated company was due to any one of the following (i) retirement under the terms of a Honeywell pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Company); or (v) a participant’s business unit is sold or divested. A participant will also become 100 percent vested in any Company contributions in the event the Company terminates or permanently discontinues contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and administrative expenses. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

No new loans are permitted from the Plan. Interest rates for loans outstanding at December 31, 2015 and 2014, were between 3.25% and 10.5% and were between 4.25% and 10.5%, respectively.

Termination

Although it has not expressed intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

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Honeywell Savings and Ownership Plan

Notes to Financial Statements

Distribution of Benefits

Upon termination of service with the Company, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account can be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan.

If the vested amount in a participant’s account is greater than $1,000 but less than $5,000 (excluding any rollover contributions), the participant’s account will be automatically rolled over to a traditional IRA with the Voya Life Insurance and Annuity Company, unless the participant affirmatively elects to receive the amount in a single payment or have it rolled over to an eligible retirement plan.

If the participant’s vested account balance exceeds $5,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, (2) when the participant attains age seventy and one-half (70-1/2), through the payment of minimum required distributions, as defined by the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies).

Forfeitures

Forfeitures of the Company’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Company. Company contributions made to the Plan were reduced by approximately $1 million due to forfeited nonvested accounts for the year ended December 31, 2015.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Puerto Rico Savings and Ownership Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions, transfer of assets from other plan(s), and allocated investment income less actual Plan distributions, and allocated investment losses.

Notes Receivable from Participants

Notes receivable from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

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Honeywell Savings and Ownership Plan

Notes to Financial Statements

Expenses

Most expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, Plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The Plan has elected to adopt Part II of ASU 2015-12 effective with the December 31, 2015 financial statements, with retrospective application to all periods presented. Parts I and III are not applicable to the Plan. The adoption had no effect on the Plan’s net assets available for benefits or changes therein.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Plan has elected to adopt ASU 2015-07 effective with the December 31, 2015 financial statements, with retrospective application to all periods presented. The adoption had no effect on the Plan’s net assets available for benefits or changes therein.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is held in the Master Trust, which is commingled with the assets of the Honeywell Puerto Rico Savings and Ownership Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. Each participating plan’s interest in the Master Trust is divided based on the participants’ investment elections. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was 98.8%, and 99.3%, respectively. The allocation of income and expenses is based upon each plan’s specific interests in the underlying plan investments, which are based upon participant-direction and Company direction of the investments.

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Honeywell Savings and Ownership Plan

Notes to Financial Statements

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2015 and 2014:

	2015	2014
	(dollars in millions)

Collective Trust Funds	$5,994	$5,641
Honeywell Common Stock	3,807	3,853
Short Term Investment Funds	-	800
Common Stocks (Separately Managed Portfolios)	1,100	1,073
Fixed Income Investments	2,031	1,606
Total Investments, at fair value	12,932	12,973

Due from broker on pending trades	40	-
Net assets of the Master Trust	$12,972	$12,973

The Master Trust’s investment income and net appreciation for the year ended December 31, 2015 is presented in the following table.

2015
(dollars in millions)

Net appreciation in fair value of investments:	$104
Net appreciation	104

Dividend Income	93
Interest Income	3
Total investment income	$200

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in collective trust funds and short term investment funds are valued at the net asset value of units held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the evaluated bid.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment composition in the portfolio. The Master Trust held no derivative instruments as of December 31, 2015 and 2014.

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Honeywell Savings and Ownership Plan

Notes to Financial Statements

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

The Master Trust valuation methodologies for assets and liabilities measured at fair value are described above within – “Investment Valuation and Income Recognition – Master Trust”. The methods described as follows may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•             Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•             Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•             Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Honeywell International Inc. common stock and other common stocks

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the principal market on which the respective securities are traded. Honeywell International Inc. common stock and other common stocks are all classified within level 1 of the valuation hierarchy.

Collective Trust Funds and Short Term Investment Funds

Collective Trusts and Short Term Investment funds are investment vehicles utilized as the target date funds, equity index funds, investment grade bond fund, global REIT fund and short term investment fund. These funds permit daily subscriptions and redemption of units. These investments are valued using net asset values (“NAV”) provided by the administrator of the underlying fund. The

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Honeywell Savings and Ownership Plan

Notes to Financial Statements

NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

Fixed Income Investments

Fixed income securities (other than commercial mortgage backed securities) are valued at the regular close of trading on each valuation date at the evaluated bid prices supplied by pricing vendors or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial mortgage backed securities are valued using pool-specific pricing. The pool-specific pricing is provided by the pricing vendors and typically they use Interactive Data for these investments. Fixed income securities, including corporate bonds, U.S. government, Non U.S. government and federal agencies, municipal bonds, commercial paper, asset-backed securities and commercial mortgage backed securities are classified within Level 2 of the valuation hierarchy.

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2015 and 2014, by the fair value hierarchy.

		2015
	Level 1	Level 2	Total
	(dollars in millions)
Common Stocks	$4,907	$-	$4,907
Fixed Income Investments:
Asset Backed Securities	-	251	251
Commercial Mortgage Backed Securities	-	6	6
Corporate Bonds	-	780	780
U.S. Government and Federal Agencies	-	461	461
Municipal Bonds	-	156	156
Non US Government	-	141	141
Commercial Paper	-	236	236
	$4,907	$2,031

Collective Trust Funds			5,994
Total Investments			$12,932
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Honeywell Savings and Ownership Plan

Notes to Financial Statements

		2014
	Level 1	Level 2	Total
	(dollars in millions)
Common Stocks	$4,926	$-	$4,926
Fixed Income Investments:
Asset Backed Securities	-	274	274
Commercial Mortgage Backed Securities	-	44	44
Corporate Bonds	-	781	781
U.S. Government and Federal Agencies	-	393	393
Municipal Bonds	-	114	114
	$4,926	$1,606

Collective Trust Funds			5,641
Short Term Investment Funds			800
Total Investments			$12,973

4.	Assets Transfers

During the year ended December 31, 2015, assets valued at approximately $232 million were transferred to the Plan from the Intermec 401K Retirement Plan.

5.	Party-In-Interest Transactions

The Master Trust is invested in the Company’s common stock and the Plan holds notes receivable from participants, both of which qualify as party-in-interest transactions. During the year ended December 31, 2015, the Master Trust’s investment in the Company’s common stock included purchases of approximately $664 million, sales of approximately $849 million, realized gains of approximately $89 million, unrealized gains of approximately $63 million and dividend income of approximately $81 million. The Master Trust invests in short term investment funds managed by the Trustee. As described in Note 2 – “Expenses”, the Plan paid certain expenses related to Plan operation and investment activity to the Trustee. These investments qualify as party-in-interest transactions.

The Company is both the plan sponsor and a party to the Master Trust, therefore the Master Trust investment and the Plan’s interest of $3.8 billion in the Company’s common stock qualifies as a related party transaction, along with the dividend income of $81 million earned by the Plan on this investment.

6.	Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

13

Honeywell Savings and Ownership Plan

Notes to Financial Statements

7.	Federal Income Taxes

On May 11, 2015, the Plan received a favorable determination letter from the Internal Revenue Service indicating that the Plan satisfies the requirements of Section 401-(a) of the Code and that the Plan qualifies as an Employee Stock Ownership Plan as defined in Section 4975-(e)(7) of the Code. The Plan’s administrator and legal counsel believe that the Plan has been designed and is currently being operated in compliance with the applicable requirements of the Code. The Master Trust under the Plan is intended to be exempt under Section 501-(a) of the Code.  Accordingly, no provision for income taxes has been made.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2015 and 2014 the Plan Administrator has analyzed the tax positions by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is no longer subject to tax examinations for years prior to 2012.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2015 and 2014:

	2015	2014
	(dollars in millions)

Net assets available for benefits per the financial statements	$12,832	$12,911
Amounts allocated to withdrawing participants	-	(2)
Net assets available for benefits per the Form 5500	$12,832	$12,909

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2015:

2015
(dollars in millions)
Benefits paid to participants per the financial statements	$1,084
Less: Amounts allocated to withdrawing participants at December 31, 2014	(2)
Benefits paid to participants per the Form 5500	$1,082
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Honeywell Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)

December 31, 2015

(Dollars in Millions)

Identity of Issue	Description	Current Value

*Notes receivable from participants	(Interest rates range from 3.25% - 10.5%, maturing through May 30, 2036)	$19

* Party-in-interest.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan

By:	/s/Christopher Gregg
Christopher Gregg
Vice President, Compensation and Benefits

Date: July 5, 2016

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